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8-69392

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SEC FILE NUMBER
8-069392

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rockdale Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1123 Broadway, Suite 1200
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adrienne Yost Hart	(215) 816-2800	A.Hart@rockdalepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

9/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Adrienne Yost Hart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rockdale Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANEAN BAXTER
Notary Public State of Utah
My Commission Expires on:
September 12, 2027
Comm. Number: 733104

Signature: [signature]

Title:
Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROCKDALE SECURITIES, LLC

SEC Annual Audited Report Form X-17A-5
Part III, Facing Page and Oath or Affirmation
and
Report of Independent Registered Public Accounting Firm
and
Financial Statement

For the Year Ended December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

ROCKDALE SECURITIES, LLC

Table of Contents

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Rockdale Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Rockdale Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as the Company's auditor since 2019
Huntingdon Valley, Pennsylvania
February 5, 2025

ROCKDALE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash	$	32,659
Furniture and equipment, net of accumulated depreciation of $3,541		-
Prepaid expenses		873
Total assets	$	33,532
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	5,100
Member's equity		28,432
Total liabilities and member's equity	$	33,532

The accompanying notes are an integral part of these financial statements.

ROCKDALE SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2024

Notes to Financial Statements

Note 1. Nature of Business

Rockdale Securities, LLC (the "Company"), formerly known as Spencer Pierce Securities, LLC, is domiciled and registered in the state of New York. It operates as a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also registered with the Securities Investor Protection Corporation ("SIPC").

The Company executed its amended membership agreement with FINRA on May 9, 2016, and subsequently was approved as a capital acquisition broker in January 2017. The Company is a single-member limited liability company wholly owned by Rockdale Holdings LLC ("RHL") for which Jeffrey Sechrest ("JRS") is the sole member.

The Company was organized on July 29, 2013, and on May 9, 2016, RHL completed the purchase of Spencer Pierce Securities, LLC and with the approval from FINRA and closing of the transaction, the Company operates as Rockdale Securities, LLC. The Company was acquired for the benefit of RHL and its affiliates to raise capital for customers, through the private placement of securities through engaging in corporate finance advisory services including mergers and acquisition advisory services.

Effective in April 2017, the Company began to operate as a capital acquisition broker ("CAB"), which limits its business activities to merger and acquisition advisory services and the private placement of securities in an agency capacity. The Company will only collaborate with qualified purchasers in connection with its private placement activities.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States of America ("U.S. GAAP") in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

The Company prepares its financial statements in accordance with U.S. GAAP.

Furniture and Equipment

Furniture and equipment are recorded at cost and are depreciated over 5 years on a straight-line basis, which is the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company did not earn any revenue during the year ended December 31, 2024. The Company shall recognize revenue in connection with the conduct of its private placement advisory services in accordance with FASB Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue is generally realized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers.

Note 3. Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes and does not file separate tax returns. Income taxes have not been provided, as the member of the Company is liable for taxes, if any, on its share of the Company's net income or loss.

The Company has adopted the authoritative guidance issued by the FASB on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2024, the member determined that the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

On December 31, 2024, the Company had a net capital of $27,559, which was $22,559 in excess of its required minimum net capital of $5,000. The Company had an aggregate indebtedness of $5,100 and its ratio of aggregate indebtedness to net capital was .19 to 1.

Note 5. Commitments and Contingencies

As of December 31, 2024, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

Note 6. Related Party

The Company entered into an expense sharing agreement with Rockdale Partners, LLC (an affiliate that is also owned by RHL), which was updated September 1, 2021. During 2024, under the expense sharing agreement there was no allocation for rent and utilities expenses and operating expenses of $1,215 in the accompanying Statement of Operations.

During 2024, RHL also contributed $52,500 of capital to the Company in addition to the services provided under the expense sharing agreements.

Note 7. Concentration of Credit Risk

The Company maintains all cash balances in one financial institution that, at times, might exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent on daily bank balances and the strength of the financial institution. The Company has not incurred any losses to date. At December 31, 2024, there were no amounts in excess of insured limits.

Note 8. Going Concern

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15 "Disclosures of uncertainties about an entity's ability to continue as a going concern", management has determined that the Company has access to funds from an affiliate, that is under common ownership, that are sufficient to fund the working capital and minimum net capital needs of the Company for one year from the date of issuance of these financial statements and the ownership of both entities has committed to such funding.

Note 9. Recent Accounting Pronouncement

In November 2023, the FASB issued ASU 2023-07, which introduces improvements to the information that a public entity discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments. The Company has determined that it operates in a single segment.

Note 10. Subsequent Events

The Company is in the process of seeking approval from the Financial Industry Regulatory Authority ("FINRA") to sell the Company to new owners. It is expected that this approval from FINRA will occur during 2025.

The financial statements were approved by management and available for issuance on February 5, 2025.